FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For November 29, 2004

Telefonica Holding of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica Holding de Argentina S.A.

Avenida Ingeniero Huergo 723

(C1107AOT) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒        Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐        No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item
1.	Limited review report of independent public accountants on interim financial statements.	3

2.	Consolidated financial statements and Operating and Financial Review and Prospects as of September 30, 2004 and December 31, 2003 and for the nine-month periods ended September 30, 2004 and 2003.

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Telefónica Holding de Argentina S.A.

Buenos Aires, November 11th, 2004

Messrs.

Bolsa de Comercio de Buenos Aires

Re:    Information of Section 63 Listing Regulation.

Dear Sir,

We are writing to you in compliance with the provisions of Section No. 63 of the Listing Regulation in order to report that the Company’s Board in the meeting held on November 10th, 2004 approved the financial statements and other documentation corresponding to the nine-month period ended as of September 30th, 2004.

Furthermore, we hereby report the following data (values denominated in million pesos):

1)	Period Income (Loss):

- Ordinary Income (Loss)	$(254)
- Extraordinary Income (Loss)	$—

2)	Breakdown of Shareholders’ Equity by item and amount:

- Ordinary Capital Stock (par value)	$405
- Ordinary Capital Stock Adjustment	$484
- Premium on Common Stock	$172
- Irrevocable Contributions	$2
- Integral Irrevocable Contribution Adjustment	$2
- Other Contributions	$19
- Legal Reserve	$71
- Retained Earnings	$(2,221)

Total Shareholders’ Equity	$(1,066)

3)	The impact of the peso devaluation on the consolidated net monetary position in foreign currency amounted to a $68 million loss in the nine-month period ended as of September 30th.

4)	Find below the Company’s Capital Stock composition:

Class A Common Shares (5 votes)	Class B Common Shares (1 vote)	Company’s Capital Stock
30,427,328 (7.52% of capital stock)	374,302,032 (92.48% of capital stock)	404,729,360

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Telefónica Holding de Argentina S.A.

Pursuant to Section 63, we hereby report the data required by Section 62, subsections o) and q). The table below shows the number of shares belonging to the majority shareholder of the Company, TELEFÓNICA INTERNACIONAL S.A. (TISA). Furthermore, notice that TISA belongs to Grupo TELEFONICA S.A.

Shareholder	Address	Class A Common Shares (5 votes)	Class B Common Shares (1 vote)
TELEFÓNICA INTERNACIONAL S.A.	Gran Vía 28 28013 Madrid - Spain	30,427,328 (7.52% of capital stock)	374,128,147 (92.43% of capital stock)

Business Group Composition:

Telefónica Holding de Argentina S.A. holds 50% of the shares of Compañía Internacional de Telecomunicaciones S.A.

The table below shows the number of shares that do not belong to the controlling shareholder or group of the Company at the annual financial statements closing date.

Shareholder	Class A Common Shares (5 votes)	Class B Common Shares (1 vote)	Total Shares	% Company’s Capital Stock
Public	—	173,885 (0.046% of Class B Common Shares)	173,885	0.043%

Best regards,

Claudia Ferreyra	Pablo Llauro
Attorney	Attorney

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA HOLDING DE ARGENTINA S.A.

By:	/s/ Pablo Llauro
Name:	Pablo Llauro
Title:	Assistant General Counsel

Date: November 29, 2004

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